NR13-04	January 31, 2013

Cardero Reports Results of Ghana Investigation

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY) announces that the previously disclosed investigation by the Royal Canadian Mounted Police (“RCMP”) with respect to the Company’s activities regarding the Sheini Project in Ghana has been closed and that no further action will be taken by the RCMP. The Company has also filed its audited financial statements and associated management discussion and analysis and annual information form for its fiscal year ended October 31, 2012.

RCMP Ghana Investigation Closed

As disclosed on June 25, 2012 (NR12-15), Cardero initiated a robust internal investigation when the RCMP revealed that it had received a complaint in relation to the Company successfully securing the right to explore and develop the Sheini Hills iron ore asset in Ghana. The Company then voluntarily shared the results of its internal investigation, which was conducted by specialized external legal counsel at Gowling Lafleur Henderson LLP, with the RCMP. The RCMP praised the fulsome and comprehensive nature of the Company’s investigation, and thanked Cardero for its cooperation in the matter.

President and CEO Michael Hunter stated: “We are pleased that the authorities have closed their investigation as it has been Cardero’s view from the outset that these allegations were unfounded and without merit. Cardero is fully committed to doing business with integrity in every jurisdiction in which we operate, and are happy to have this distraction firmly behind us.”

Annual Filings

On January 29, 2013, the Company filed its audited financial statements and associated management discussion and analysis and annual information form for its fiscal year ended October 31, 2012. These documents became available for viewing on SEDAR and EDGAR and on the Company’s website on Wednesday, January 30, 2013. The Company will be filing its annual report on Form 20-F for the year ended October 31, 2012 with the United States Securities and Exchange Commission by February 28, 2013. Shareholders can obtain copies of all of these documents on Cardero’s website at www.cardero.com. Cardero will also provide hard copies of these documents, free of charge, to shareholders who request a copy directly from the Company.

The Company advises that the report of the Company’s independent public accounting firm on its audited consolidated financial statements for the years ended October 31, 2011 and 2012, as filed with certain Canadian regulatory authorities, and with the United States Securities and Exchange Commission on Form 6-K, contained an “emphasis of matter” paragraph in relation to a going concern explanatory note. The note did not modify the report of the independent auditor, but instead draws attention to Note 1 of the Company’s audited consolidated financial statements which describe certain material uncertainties related to the ability of the Company to continue as a going concern. Under rules of the NYSE MKT the inclusion of such a paragraph is required to be announced. As disclosed in Note 1 to the Company’s audited consolidated financial statements, the Company will require additional funding in order to maintain its ongoing exploration programs and property commitments and for administrative purposes.

Cardero Resource Corp.	- 2 -	January 31, 2013
NR13-04 – Continued

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Andrew Muir
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.